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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------
                                    FORM T-1

 STATEMENT OF ELIGIBILITY UNDER THE TRUST INDENTURE ACT OF 1939 OF A CORPORATION
                          DESIGNATED TO ACT AS TRUSTEE

          CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE
                         PURSUANT TO SECTION 305(b)(2)
                         ------------------------------

                      DEUTSCHE BANK TRUST COMPANY AMERICAS
                        (FORMERLY BANKERS TRUST COMPANY)
               (Exact name of trustee as specified in its charter)

NEW YORK                                                          13-4941247
(Jurisdiction of Incorporation or                              (I.R.S. Employer
organization if not a U.S. national bank)                    Identification no.)

60 WALL STREET
NEW YORK, NEW YORK                                                 10005
(Address of principal                                            (Zip Code)
executive offices)

                      DEUTSCHE BANK TRUST COMPANY AMERICAS
                             ATTENTION: LYNNE MALINA
                                LEGAL DEPARTMENT
                           60 WALL STREET, 37TH FLOOR
                            NEW YORK, NEW YORK 10005
                                (212) 250 - 0677
            (Name, address and telephone number of agent for service)
             ------------------------------------------------------

                              BMW FS SECURITIES LLC
               (Exact name of obligor as specified in its charter)

DELAWARE                                        22-3784653
(State or other jurisdiction                   (IRS Employer Identification No.)
of incorporation or organization)

               C/O THE WILMINGTON TRUST COMPANY, AS OWNER TRUSTEE, 1100 NORTH MARKET STREET, WILMINGTON, DE 19890-0001
              (Address and Zip Code of Principal Executive Offices)


                               ASSET BACKED NOTES
                       (Title of the Indenture securities)

ITEM 1.           GENERAL INFORMATION.

                  Furnish the following information as to the trustee.

                  (a) Name and address of each examining or supervising authority to which it is subject.

                  NAME                                          ADDRESS

                  Federal Reserve Bank (2nd District)           New York, NY
                  Federal Deposit Insurance Corporation         Washington, D.C.
                  New York State Banking Department             Albany, NY

                  (b) Whether it is authorized to exercise corporate trust powers. Yes.

ITEM 2.           AFFILIATIONS WITH OBLIGOR.

                  If the obligor is an affiliate of the Trustee, describe each such affiliation.

                  None.

ITEM 3.-15.       NOT APPLICABLE

                  To the best of the Trustee's knowledge, the obligor is not in default under ant Indenture for which the Trustee acts as Trustee.

ITEM  16.         LIST OF EXHIBITS.

                  EXHIBIT 1 -       Restated Organization Certificate of Bankers
                                    Trust Company dated August 6, 1998,
                                    Certificate of Amendment of the Organization
                                    Certificate of Bankers Trust Company dated
                                    September 25, 1998, Certificate of Amendment of the Organization Certificate of Bankers
                                    Trust Company dated December 16, 1998, and
                                    Certificate of Amendment of the Organization
                                    Certificate of Bankers Trust Company dated
                                    February 27, 2002, copies attached.

                  EXHIBIT 2 -       Certificate of Authority to commence
                                    business. Copy attached.


                  EXHIBIT 3 -       Authorization of the Trustee to exercise
                                    corporate trust powers. Copy attached.

                  EXHIBIT 4 -       Existing By-Laws of Bankers Trust Company,
                                    as amended on April 15, 2002. Copy attached.

                  EXHIBIT 5 -       Not applicable.

                  EXHIBIT 6 -       Consent of Bankers Trust Company required by
                                    Section 321(b) of the Act. - Incorporated herein by reference to Exhibit 4 filed with Form T-1 Statement, Registration No.
                                    22-18864.

                  EXHIBIT 7 -       The latest report of condition of Deutsche
                                    Bank Trust Company Americas dated as of June
                                    30, 2006. Copy attached.

                  EXHIBIT 8 -       Not Applicable.

                  EXHIBIT 9 -       Not Applicable.

                                    SIGNATURE



         Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, Deutsche Bank Trust Company Americas, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York, and State of New York, on this 11th day of September, 2006.


                                            DEUTSCHE BANK TRUST COMPANY AMERICAS


                                            By: /s/  Irene Siegel
                                                --------------------------------
                                                    Irene Siegel
                                                    Vice President